Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

WRITER'S DIRECT DIAL NUMBER: (415) 315-6366

October 18, 2018

VIA EDGAR

Mr. Jacob Luxenburg Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Registrant: Sterling Capital Funds
File	Nos.: 033-49098 and 811-06719
Filing	Type: Form N-CSR
Filing	Date: November 29, 2017

Dear Mr. Luxenburg:

This letter is provided in response to oral comments provided to the undersigned by you on September 17, 2018 regarding your review of Form N-CSR of Sterling Capital Funds (the “Trust,” and each series thereof, a “Fund”) dated September 30, 2017 and filed on November 29, 2017. The comments of the staff (the “Staff”) of the Securities and Exchange Commission and the Trust’s responses are set forth below.

Comment 1:	In the Statement of Operations of the Trust’s Annual Report dated September 30, 2017 (the “Annual Report”) included in the Form N-CSR, there is a line item for “Dividend income – affiliated.” Please clearly indicate whether the dividend income is derived from controlled companies or is otherwise affiliated pursuant to Rule 6-07(1) of Regulation S-X.

Response:	The income is from affiliated funds, not controlled companies. The Trust will add a footnote explaining the source of the affiliated dividend income.

Comment 2:	The Annual Report discloses Fund holdings of restricted securities. Please confirm that Rule 12-12 of Regulation S-X has been adhered to as it relates to restricted securities.

Response:	The Trust so confirms.

Comment 3:	On page 115 of the Annual Report, the Schedule of Portfolio Investments for Sterling Capital West Virginia Intermediate Tax-Free Fund does not include a breakdown for geographic regions or a percentage for the geographic regions, as do the other state-specific Funds. Please include the breakdown of investments by geographic region and a corresponding percentage in the Trust’s Form N-CSR for the year ending September 30, 2018.

Response:	The Trust will make the requested change in the Form N-CSR for the year ending September 30, 2018.

Comment 4:	On page 190 of the Annual Report, Notes to the Financial Statements, Note 2, the disclosure states, “During the year ended September 30, 2017, Sterling Capital Behavioral International Equity Fund had foreign common stock that was transferred from Level 2 to Level 1 due to the application at September 30, 2016 of fair value procedures resulting from volatility in U.S. markets after the close of foreign markets.” Please clarify how such activity generated such a transfer.

Response:	On September 30, 2016, the foreign common stock was fair valued, resulting in placement in Level 2. On March 31, 2017, the Fund was able to price the securities based on quoted prices in active markets for identical securities, resulting in the transfer to Level 1. The Trust will consider this comment in connection with the preparation of future annual reports on Form N-CSR.

Comment 5:	In connection with the Staff’s review of the Form N-CSR of the Trust, the Staff also reviewed the prospectuses of the Funds dated February 1, 2018 (the “Prospectuses”). On page 96 of the Class A Shares and Class C Shares Prospectus, which is the “Principal Strategy” section of Sterling Capital Securitized Opportunities Fund’s fund summary, the disclosure states that the Fund may engage in dollar roll transactions and that such investments will not exceed 25% of the Fund’s total assets. In accordance with Item 4(b) of Form N-1A, please add a corresponding risk regarding the risks of dollar roll transactions to the “Principal Risks” section of the fund summary.

Response:	The Trust will make the requested change in connection with the annual update of its registration statement on Form N-1A.

Comment 6:	In the “Principal Risks” sections of the fund summaries of the Tax-Free Bond Funds (as defined in the Prospectuses), the Prospectuses include a “State-Specific Risk.” Sterling Capital North Carolina Intermediate Tax-Free Bond Fund’s “State-Specific Risk” disclosure is more detailed than the other Tax-Free Bond Funds’ disclosure. Please update the “State-Specific Risk” disclosure of the Tax-Free Bond Funds, other than Sterling Capital North Carolina Intermediate Tax-Free Fund.

Response:	The Trust will provide a more consistent level of detail in the “State-Specific Risk” across the Tax-Free Funds in connection with the annual update of its registration statement.

If you have any further questions or comments, please do not hesitate to call me at (415) 315-6366.

Sincerely,

/s/ Colleen Meyer
Colleen Meyer